80 3/16/04

S ES
E COMMISSION
20549

04001707

VF 3-4-04

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SEC FILE NUMBER
8- 51773

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 2 8 2004 PROCESSING WASH. DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2003** (MM/DD/YY) AND ENDING **12/31/2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Web Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

RECD S.E.C. FEB 2 7 2004 888

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3803 NW 65th Lane
(No. and Street)

Boca Raton	**Florida**	**33496**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Eisenberg	**(212) 785-0200**
	(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

OATH OR AFFIRMATION

I, Michael M. Becker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Web Associates, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael M Becker
Signature

President
Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 05

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEB ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2003
WITH SUPPLEMENTARY REPORT
OF INDEPENDENT PUBLIC AUDITOR

(With Independent Public Auditors' Report Thereon)

WEB ASSOCIATES, INC.

DECEMBER 31, 2003

INDEX

	PAGE
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7-9
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934:	
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	11
SUPPLEMENTARY REPORT OF INDEPENDENT AUDITOR	13-14

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholders' of
Web Associates, Inc.

We have audited the accompanying statement of financial condition of Web Associates, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Web Associates, Inc. at December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 24, 2004

WEB ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS		
Due from clearing broker (Note 4)	$	585,700,020
Securities owned, at market value (Note 5)		43,934,639
Secured demand note (Note 10)		7,100,000
JBO investment		15,000
Organization costs (net of $18,693 amortization)		984
TOTAL ASSETS	$	636,750,643
LIABILITIES AND STOCKHOLDERS' EQUITY		
Securities sold, not yet purchased, at market value (Note 5)	$	626,926,021
Accrued expenses		77,679
TOTAL LIABILITIES		627,003,700
Commitments and Contingencies (Note 6)		-
Subordinated note		7,100,000
Stockholder's equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		2,500,000
Paid-in capital		-
Retained earnings		146,943
Total Stockholders' Equity		2,646,943
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	636,750,643

The accompanying notes are an integral part of these financial statements.

WEB ASSOCIATES, INC.

STATEMENT OF OPERATIONS

DECEMBER 31, 2003

Revenues:		
Principal trading	$	1,352,483
Dividend income		900
Unrealized profit		655
Total Revenues		1,354,038
Expenses:		
Employee compensation and benefits		654,001
Secured demand note fees		484,221
Office expenses		90,868
Occupancy		59,940
Professional fees		24,220
Depreciation and amortization		3,935
Other expenses		800
Total Expenses		1,317,985
Net income before taxes		36,053
Provision for income taxes		18,582
Net income	$	17,471

The accompanying notes are an integral part of these financial statements.

WEB ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Totals
Balances at January 1, 2003	$ 2,500,000	$ -	$ 129,472	$ 2,629,472
Net income	-	-	17,471	17,471
Balances at December 31, 2003	$ 2,500,000	$ -	$ 146,943	$ 2,646,943

The accompanying notes are an integral part of these financial statements.

WEB ASSOCIATES, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

DECEMBER 31, 2003

Subordinated borrowings at January 1, 2003	$	4,000,000
Cancellation of subordinated borrowings		(3,000,000)
Re-issue of subordinated borrowings		6,100,000
Subordinated borrowings at December 31, 2003	$	7,100,000

The accompanying notes are an integral part of these financial statements.

WEB ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2003
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	17,471
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		3,935
Changes in operating assets and liabilities:		
(Increase) in due from clearing broker		(45,959,273)
(Increase) in securities owned, at market		(43,934,639)
Decrease in other receivables		812
Increase in securities sold, not yet purchased, at market		89,880,870
(Decrease) in accrued expenses		(9,176)
Total adjustments		(17,471)
NET CASH PROVIDED BY OPERATING ACTIVITIES		-
NET INCREASE IN CASH		-
CASH		
Beginning of year		-
End of year	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Web Associates, Inc. (the "Company"), was incorporated in the State of New York in 1999, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the American Stock Exchange ("AMEX").

The Company is engaged in the activity of trading options and other securities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a trade date basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 3- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2003 consists of the following:

	Current	Deferred	Total
Federal	$ 393	$ -	$ 393
State and local	18,189	-	18,189
	$ 18,582	$ -	18,582

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organization at December 31, 2003, consist of the following:

Receivable from clearing broker	$ 585,700,020

NOTE 5- SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of trading securities at quoted market values, as illustrated below:

	Purchased	Sold But Not Yet Purchased
Common stocks and options	$ 43,934,639	$ 626,926,021

NOTE 6- COMMITMENTS AND CONTINGENCIES

The Company leases office space on a month to month basis from officers of the Company for rent of $4,995. Additionally the Company is billed for other expenses as incurred. Occupancy cost for 2003 was $59,940.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is a member of the American Stock Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was $3,850,060 which was $3,750,060 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.0202 to 1.

NOTE 8- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company clears all of its securities transactions through its sole clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 10- SECURED DEMAND NOTES

Principals and relatives of the principals have loaned the Company $7,100,000, which is subordinated to the claims of general creditors. This debt is supported by secured demand notes in an amount equal to the subordinated loans. The secured demand notes are collateralized by securities and cash valued at approximately $11,960,000.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

WEB ASSOCIATES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL:				
Stockholders' equity			$	2,646,943
Add: allowable subordinated liabilities	$	7,100,000		
				7,100,000
Less non-allowable assets and deductions:				
Organization costs, less accumulated amortization		984		
JBO investment		15,000		
				15,984
Net capital before haircuts				9,730,959
Less: Haircuts on securities positions				5,880,899
NET CAPITAL			$	3,850,060
TOTAL AGGREGATE INDEBTEDNESS			$	77,679
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)			$	5,179
MINIMUM NET CAPITAL DOLLAR REQUIREMENT			$	100,000
MINIMUM NET CAPITAL REQUIRED			$	100,000
EXCESS NET CAPITAL ($3,850,060 - $100,000)			$	3,750,060
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	77,679		
NET CAPITAL	$	3,850,060		2.02%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

WEB ASSOCIATES, INC.

INDEPENDENT PUBLIC AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2003

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Stockholders of
Web Associates, Inc.
New York, New York

In planning and performing our audit of the financial statements of Web Associates, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Web Associates, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activites for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the American Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers,and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 24, 2004